SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 11, 2004

Claude Resources Inc. (Translation of registrant’s name into English)

200, 224 4th Ave. S., Saskatoon SK, S7K 5WS (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

     Form20-F |_|     Form40-F |X|

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes |_|     No |_|

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc. , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 11, 2004 Claude Resources Inc.

By:

/s/ Val Michasiw Val Michasiw Secretary/Treasurer

News release via Canada NewsWire, Montreal 514-878-2520 -ME-

Attention Business/Financial Editors:
 Claude Resources Inc. - Nuggety Gold Routinely Intersected By Madsen Drilling

VANCOUVER, Feb. 11 /CNW Telbec/ - With its year-end report on the Madsen project expected before month’s end, Placer Dome has provided the following interim drill results to the property’s optionor, Claude Resources Inc. In 2003, Placer Dome drilled 49 holes totalling 29,047 metres on the Madsen property as part of its earn-in requirements. The results reported herein summarize assay data currently available from the Phase III infill drill program of the Treasure Box target from the north Russett Lake area. This program totalled 2,313 metres in five drill holes and two wedge-off holes.

As listed below, drilling of the Treasure Box target produced very high- grade gold assays from a swarm of thin quartz-tourmaline veins. Individual veins tend to be of narrow width, generally less than 0.30 metre (1 foot). Occurring as a series of folded, steeply dipping, parallel sheet veins, these brittle structures host coarse visible gold (VG) and assay from 2 to 116 grams per tonne. With few exceptions (see 92.07m to 93.87m in PDM03-903), gold values appear confined to the quartz-tourmaline veins with nuggety visible gold and pyrrhotite. Defining a 25- to 50-metre corridor, individual veins are separated by brittle metabasalt ranging from 20 centimeters to approximately 10 metres. This enveloping wallrock, although pervasively altered, returned only geochemically anomalous gold values (0.05 to 0.5 gpt).

The Treasure Box corridor is controlled by a steeply dipping folded ultramafic contact and bounded by iron carbonate-rich metabasalts.

<<

	RUSSETT NORTH/TREASURE BOX

Hole No.	From (m)	To (m)	Interval (m)	Grade (gpt)	VG

PDM03-901	14.02	14.32	0.30	3.22	Y
	107.74	108.05	0.31	16.10	Y

PDM03-902	67.45	67.75	0.30	35.10	Y
	100.58	100.88	0.30	22.20	N
	103.32	103.63	0.31	11.15	Y
	115.51	115.82	0.31	24.70	Y
	120.09	120.39	0.30	5.66	Y
	231.03	231.94	0.91	6.20	N

PDM03-902W	99.06	99.36	0.30	4.98	Y
	104.54	104.85	0.31	15.95	Y
	111.86	112.16	0.30	33.10	Y
	116.73	117.04	0.31	8.50	Y

PDM03-903	56.08	56.39	0.31	5.13	Y
	59.13	59.43	0.30	6.21	Y
	61.11	61.41	0.30	8.73	Y
	67.47	67.77	0.30	35.20
	92.07	92.96	0.89	0.27
	92.96	93.26	0.30	116.00	Y
	93.26	93.60	0.34	1.28
	93.57	93.87	0.30	1.72	Y

PDM03-904W	147.42	147.73	0.31	105.00	Y
	151.78	152.09	0.31	4.74	Y

PDM03-905	139.29	139.59	0.30	53.90	Y
	154.22	154.53	0.31	13.25	Y
	182.57	183.02	0.45	52.60	Y
	202.38	202.68	0.30	25.00	Y
	224.60	224.90	0.30	42.40	Y
	224.90	225.21	0.31	2.14	Y

PDM03-906	228.89	229.20	0.31	11.45	N

>>

Following a Christmas shutdown, drilling resumed on the Treasure Box target. This phase includes an additional twelve drill holes totaling approximately 3,400 metres, exploring the quartz-tourmaline veining envelope and also several outstanding previously reported 2002 and 2003 gold intercepts, hosted in the ultramafics (PDM02-15 7.19gpt/0.79m and PDM03-27 7.59gpt/2.44m) and in the quartz-porphyry (PDM03-29 17.81gpt/4.24m). Concurrently, Placer is modeling the Treasure Box area and attempting to correlate its possible relation to the main Madsen mine trend. The ductile shear-hosted, sulfide replacement style of the mineralized Madsen Mine system (Austin "tuffs") has an indicated mineral resource of 790,000 tonnes grading 12.3 grams per tonne and an inferred mineral resource of 740,000 tonnes grading 8.6 grams per tonne (Dr. D. Patrick, A.C.A. Howe International Limited audit 2000).

Placer Dome has the right to earn a 55% interest in Claude’s 10,500-acre Madsen property by spending CDN $8.2 million prior to the end of 2004 and delivering a bankable feasibility study over the following two years. Assaying and associated quality control of the Madsen core was done by Chemex Laboratories under the supervision of Yuri Dobrotin, P. Geo., Campbell Mine Placer Dome Senior District Geologist.

A map of the work area is available on Claude’s website at
 www.clauderesources.com .
 %SEDAR: 00000498E
 -0-                              02/11/2004

/For further information: Philip E. Olson, P. Geo., Vice-President,
Corporate Development, (306) 668-7505 or Neil McMillan, President,
(306) 668-7505; Renmark Financial Communications: Edith English,
eenglish(at)renmarkfinancial.com; Neil Murray-Lyon,
nmurraylyon(at)renmarkfinancial.com; Media: Colette Saulnier:
csaulnier(at)renmarkfinancial.com, (514) 939-3989, www.renmarkfinancial.com/

(CRJ. CGR)

CO: CLAUDE RESOURCES INC.
ST: British Columbia
IN:  MNG PCS
SU: DSC